NOVONIX LIMITED ANNUAL GENERAL MEETING Wednesday, 17 April, 2024	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

EXHIBIT 99.4

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
01	REMUNERATION REPORT (NON-BINDING)	N	54,266,482 90.22%	5,361,269 8.91%	520,568 0.87%	4,027,224	55,401,475 90.32%	5,936,269 9.68%	4,068,612	Carried
02	ELECTION OF DIRECTOR - MR SURESH VAIDYANATHAN	NA	69,379,308 97.48%	1,260,604 1.77%	532,285 0.75%	491,392	73,139,936 98.31%	1,260,604 1.69%	491,392	Carried
03	ELECTION OF DIRECTOR - MS SHARAN BURROW AC	NA	68,380,673 97.16%	1,471,511 2.09%	530,285 0.75%	1,284,295	71,689,301 97.39%	1,921,511 2.61%	1,284,295	Carried
04	ISSUE OF FY23 SHARE RIGHTS TO MR RON EDMONDS	NA	53,311,547 89.64%	5,656,021 9.51%	505,845 0.85%	4,712,110	55,587,740 90.58%	5,781,021 9.42%	4,753,498	Carried
05	ISSUE OF FY24 SHARE RIGHTS TO ADMIRAL ROBERT NATTER	NA	53,324,224 88.45%	6,476,114 10.74%	485,845 0.81%	3,903,340	55,705,417 89.59%	6,476,114 10.41%	3,944,728	Carried
06	ISSUE OF FY24 SHARE RIGHTS TO MR ANTHONY BELLAS	NA	53,272,587 88.37%	6,526,915 10.83%	485,845 0.81%	3,903,896	55,653,780 89.50%	6,526,915 10.50%	3,945,284	Carried
07	ISSUE OF FY24 SHARE RIGHTS TO PHILLIPS 66 COMPANY	NA	54,133,872 89.78%	5,680,627 9.42%	484,888 0.80%	3,906,136	56,064,108 90.08%	6,172,015 9.92%	3,906,136	Carried
08	ISSUE OF FY24 SHARE RIGHTS TO MS JEAN OELWANG	NA	53,285,632 88.34%	6,547,250 10.85%	485,845 0.81%	3,870,376	55,216,825 88.75%	6,997,250 11.25%	3,911,764	Carried
09	ISSUE OF FY24 SHARE RIGHTS TO MR RON EDMONDS	NA	53,284,203 88.32%	6,556,579 10.87%	487,845 0.81%	3,860,616	55,542,396 89.26%	6,681,579 10.74%	3,902,004	Carried
10	ISSUE OF FY24 SHARE RIGHTS TO MS SHARAN BURROW AC	NA	49,624,122 87.47%	6,625,210 11.68%	483,838 0.85%	7,455,273	50,847,385 86.73%	7,781,133 13.27%	7,496,661	Carried
11	ISSUE OF FY24 PERFORMANCE RIGHTS TO MR NICK LIVERIS	NA	49,933,943 82.92%	9,801,256 16.27%	487,845 0.81%	3,951,400	51,077,601 82.17%	11,082,179 17.83%	3,951,400	Carried

Printed:	17/04/2024	This report was produced from the Link Market Services Meeting System	Page 1 of 2

NOVONIX LIMITED ANNUAL GENERAL MEETING Wednesday, 17 April, 2024	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
12	CONTINGENT BUSINESS	NA	Not put to meeting	Not put to meeting	Not put to meeting	Not put to meeting	Not put to meeting	Not put to Meeting	Not put to Meeting

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Resolution proposed but not put to the meeting
No.	Short Description	Reason(s) for not putting to the meeting
12	CONTINGENT BUSINESS	Resolution not required due to passing of Resolution 1.

Printed:	17/04/2024	This report was produced from the Link Market Services Meeting System	Page 2 of 2